FREE WRITING PROSPECTUS - Filed pursuant to Rule 433

Registration No. 333-132348-08

October 11, 2007

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"MICHAEL BANCHIK, HSBC SECURITIES (USA" <mbanchik2@bloomberg.net>
To
cc
10/11/2007 02:35 PM	Subject HFCHC 2007-3 **Priced** correction on m2price

HSBC Home Equity Loan Trust (USA) 2007-3 (BBerg:HFCHC 2007-3) $738.7mm

Lead Mgr: HSBC Co-Mgrs: BofA, Citi, JPM, MS

Originator/Servicer: HSBC Finance Corp

Exp. Settle: 10/18 - First Pmt Date: 11/20

* REMIC Trust Structure

Class	Amount ($ MM)	Avg Life Call/Mat	Prin Pmnt Window	Desc	(M/S&P/F) Ratings	Bench	Spread	Price

A-PT	450.0	***************Not Hereby Offered*********************************
A-1	111.4	0.80/0.80	1-20/1-20	SeqFltr	Aaa/AAA/AAA	1ML	+80	100
A-2	36.3	2.00/2.00	20-28/20-28	SeqFltr	Aaa/AAA/AAA	1ML	+94	100
A-3	33.6	3.00/3.00	28-54/28-54	SeqFltr	Aaa/AAA/AAA	1ML	+115	100
A-4	36.9	6.16/7.48	54-82/54-174	SeqFltr	Aaa/AAA/AAA	1ML	+150	100
M-1	50.3	5.05/5.68	43-82/43-150	MezFltr	Aa1/AA+/AA+	1ML	+225	100
M-2	20.2	4.98/5.58	42-82/42-141	MezFltr	Aa1/AA/AA	1ML	+275	98.97263

*Classes A Certificates are expected to be ERISA eligible, Classes M-1 and M-2 are not ERISA eligible.

*10% Optional Clean-up call

*Legal Maturity for all classes 11/20/2036

*Pricing Speed: 100% PPC which assumes on a seasoning adjusted basis that prepayments start at 0% CPR in month one, increase by approximately 1.3158% each month to 25% CPR in month twenty, and remain at 25% CPR thereafter.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting edgar on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-811-8049. ANY OTHER LEGENDS AND/OR DISCLAIMERS THAT APPEAR ELSEWHERE ON THIS COMMUNICATION ARE NOT APPLICABLE AND SHOULD BE DISREGARDED. SUCH LEGENDS AND /OR DISCLAIMERS ARE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT THROUGH BLOOMBERG OR OTHER INTERNET APPLICATIONS.

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This analysis has been prepared by the HSBC Securities (USA) Inc. (HSI) Sales/Trading Desk; it is not a product of the research Department. HSI's trading Desk may have accumulated a long or short position in the subject security on the basis of this analysis prior to its dissemination. Opinions expressed are present opinions only, and may differ from opinions expressed by other HSI departments. The HSI Sales/Trading Desk does not undertake any obligation to update this material.

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